SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of October 2017

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1.	Material Announcement Dated September 7, 2017: AGC Energia S.A. withdraws from Cemig Stockholders’ Agreement
2.	Market Announcement Dated September 11, 2017: Cemig again included in the Dow Jones World Sustainability Index (2017-18)
3.	Material Announcement Dated September 12, 2017: Investor criteria for access to Light data room
4.	Extract from the minutes of the 696th meeting of the Board of Directors Dated June 9, 2017
5.	Material Announcement Dated September 15, 2017: Renova: Brookfield exclusivity period extended
6.	Material Announcement Dated September 18, 2017: Lepsa, RME: Banks give notice of exercise of put options
7.	Summary of Minutes of the 705th Meeting of the Board of Directors Dated September 15, 2017
8.	Material Announcement Dated September 19, 2017: Renova – comment on media reports
9.	Summary of Minutes of the 706th Meeting of the Board of Directors Dated September 21, 2017
10.	Summary of Minutes of the 707th Meeting of the Board of Directors Dated September 25, 2017
11.	Material Announcement Dated September 25, 2017: Board proposes R$ 1 billion capital increase
12.	Market Announcement Dated September 25, 2017: Reply to CVM Inquiry Letter 1552/2017-SAE, of September 22, 2017
13.	Market Announcement Dated September 26, 2017: Board members after resignation of AGC members
14.	Material Announcement Dated October 02, 2017: Renova: news report – no confirmation
15.	Material Announcement Dated September 29, 2017: Small adjustment to % subscription in capital increase
16.	Extraordinary General Meeting to be held on 10/26/2017: Convocation and Proposal
17.	Notice to Stockholders Dated September 29, 2017: Board proposes R$ 1bn capital increase
18.	Extraordinary General Meeting of Stockholders – Convocation Dated September 25, 2017
19.	Material Announcement Dated October 2, 2017: Light Group data room: Cemig extends access period
20.	Market Announcement Dated October 4, 2017: AGC reduces holding in Cemig ON to 16.29%

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: October 11, 2017	By:	/s/ Adézio de Almeida Lima
	Name:	Adézio de Almeida Lima
	Title:	Chief Finance and Investor Relations Officer

1. MATERIAL ANNOUNCEMENT DATED SEPTEMBER 7, 2017: AGC ENERGIA S.A. WITHDRAWS FROM CEMIG STOCKHOLDERS’ AGREEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

AGC Energia S.A. withdraws from Cemig Stockholders’ Agreement

Companhia Energética de Minas Gerais (‘Cemig’), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as per CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

On September 6, 2017, Cemig received from AGC Energia S.A. formal notification of resilement of the Stockholders’ agreement of Cemig, with the following content:

“ Dear Sirs,

We refer to the stockholders’ agreement of Cemig Companhia Energética de Minas Gerais – CEMIG (‘Cemig’) signed between the State of Minas Gerais, a legal entity under domestic Brazilian public law, and AGC Energia S.A., a corporation constituted under the laws of Brazil, with head office at Av. do Contorno 8123, Cidade Jardim, Belo Horizonte, Minas Gerais, registered in the CNPJ/MF under number 11.221.326/0001-65 (‘AGC Energia’), on August 1, 2011 (‘the Stockholders’ Agreement’).

Under Clause 6 of the Stockholders’ Agreement, AGC Energia hereby informs you of its unilateral resilement of the Stockholders’ Agreement. The Stockholders’ Agreement is thus now canceled for all purposes of fact and of law as from today’s date. As a result, AGC Energia is now able, as from today’s date, to trade its shares in Cemig on a securities exchange, or on an over-the-counter market.

Please do not hesitate to contact us if you need any further information.”

Belo Horizonte, September 7, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. MARKET ANNOUNCEMENT DATED SEPTEMBER 11, 2017: CEMIG AGAIN INCLUDED IN THE DOW JONES WORLD SUSTAINABILITY INDEX (2017-18)

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig again included in the

Dow Jones World Sustainability Index (2017-18)

As part of its commitment to best corporate governance practices, Cemig (Companhia Energética de Minas Gerais), a listed company with equity securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to its stockholders and the market as follows:

Cemig has once again been selected for inclusion in the Dow Jones Sustainability World Index (‘the DJSI World’), for 2017–18.

Cemig has now been included in the DJSI World for 18 years, since the index was created in 1999.

This year’s DJSI World index comprises 320 companies in 29 countries, selected from among 2,500 companies in 60 sectors.

Cemig’s inclusion in this index for 18 consecutive years is a continuing reflection of its determination to maintain its sustainable growth, dedicated to creation of value for its stockholders, employees and suppliers, and to the well-being of society.

Cemig believes that its vision of the future, its commitment to continual improvement of corporate governance, and its actions to create long- term value for its stockholders have established it as one of the most sustainable companies in the world.

For more information on the DJSI World, see: www.sustainability-indices.com

Belo Horizonte, September 11, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. MATERIAL ANNOUNCEMENT DATED SEPTEMBER 12, 2017: INVESTOR CRITERIA FOR ACCESS TO LIGHT DATA ROOM

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Investor criteria for access to Light data room

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as per CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

Complementing information given in the Material Announcement published August 28, 2017, Cemig now publishes the criteria for access to the Data Room on the Light Group, to assist potential investors in preparing non-binding proposals:

Criteria for selection of strategic investors

✓	Proof of financial capacity
◾	The potential investor must have financial capacity to make an investment with minimum value of US$700 million in a single transaction.
◾	Listed companies: The minimum investment volume of US$700 million must be less than 25% of the potential investor’s average stock market value over the last 12 months.
◾	Unlisted companies: One of the following amounts must be equivalent to the minimum investment volume of US$700 million – either:
(i)	cash and cash equivalents in the most recent available balance sheet (statement of financial position) of the economic group; or
(ii)	the volume of debt the potential investor could raise while complying with the requirement that Gross debt / (Gross debt + Stockholders’ equity) not exceed 40%.
✓	Presence and experience in the sector of activity of the target asset
◾	The economic group of the potential investor should have an interest in electric power distribution and/or generation assets with at least 2 million consumers in Brazil and/or outside Brazil, and/or have more than 1,000 MW of installed generation capacity; and have experience in operation, or management of operation, of these classes of assets.

Criteria for selection of financial investors

✓	Proof of financial capacity
◾	The economic group of the potential financial investor must have assets under management of at least US$5 billion.
✓	Investment policy aligned with the characteristics of the asset
◾	The economic group of the potential financial investor must have, or have had, investments in electric power distribution and /or generation assets.

This Material Announcement is part of the Company’s commitment to keep the market updated on the progress of its Disinvestment Program, as announced in its Material Announcement of June 1 of this year, updated on July 7.

Belo Horizonte, September 12, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. EXTRACT FROM THE MINUTES OF THE 696TH MEETING OF THE BOARD OF DIRECTORS DATED JUNE 9, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

696TH MEETING

Date, time and place:	June 9, 2017 at 9.30 a.m. at the company’s head office.

Meeting Committee:	Chair:	José Afonso Bicalho Beltrão da Silva;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The Board members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting, with the exception of the Board members

Arcângelo Eustáquio Torres Queiroz and Antônio Carlos de Andrada Tovar, who stated themselves to have conflict of interest in relation to this item:

2017 PDVP Programmed Voluntary Retirement Plan / Additional budget allocation.

These members withdrew from the meeting room at the time of discussion and voting on those matters, returning after the vote on them had been taken, to proceed with the meeting.

II	The Board approved:

a)	An additional budget allocation in 2017 to be used by Cemig for expenses on severance of employees.

b)	The following proposal by the Chair, to be in effect on July 1, 2017, or such later date as this Board may decide:

–	Mr. Raul Lycurgo Leite no longer to be Chief Counsel.

–	Election as Chief Counsel, to serve the rest of the present period of office, i.e. until the first meeting of the Board of Directors after the Annual General Meeting of 2018, of:

Mr. Luciano de Araújo Ferraz	– Brazilian, divorced, lawyer, domiciled in Belo Horizonte, Minas Gerais at Rua Matias Cardoso 236/1104, Santo Agostinho, CEP 30170-050, bearer of Identity Card M-2714321-SSPMG and CPF 767187276-87.

c)	The minutes of this meeting.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

III	The Board authorized:

a)	Use of funds deposited in a restricted deposit account property of Cemig to acquire preferred shares in

–	RME – Rio Minas Energia Participações S.A. (‘RME’) and

–	Luce Empreendimentos e Participações S.A. (Lepsa);

and Signature of the Second Amendment to the Stockholders’ Agreement of RME

and the Second Amendment to the Stockholders’ Agreement of Lepsa,

to reflect the concession of a new ‘window’ of dates for exercise and a new date for partial exercise of the put option.

b)	Increase in the share capital of

–	Guanhães Energia S.A. (‘Guanhães’), to up to

–	three hundred forty eight million two hundred eighty eight thousand Reais,

and the related injection of capital, by Light Energia S.A., in an amount corresponding to its holding in the total share capital of that company.

IV	The Board nominated Mr. Raul Lycurgo Leite to be Chief Counsel and Chief Regulatory Officer of Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), with effective start date July 1, 2017, able to be postponed by a further decision of this Board.

V	The Board oriented:

a)	the representative(s) of the Company to vote in favor of the agenda, in the Extraordinary General Meetings of Stockholders of Lepsa and RME:

–	on approval of signature of the Stockholders’ Agreements stated in Item III above,

–	and on ratification of the contracting of legal advisers;

b)	the members nominated by the Company for the Board of Directors of Light S.A. (‘Light’), directly and/or through RME and/or Lepsa, to vote in favor of the agenda in a meeting of the Board of Directors of Light, on increase in the total share capital of Guanhães, of up to four million five hundred ninety six thousand Reais; and the consequent alteration of the By-laws.

VI	The Board re-ratified Board Spending Decision (CRCA) 020/2017, to alter the estimated cost of the 2017 PDVP Voluntary Retirement Plan, the other provisions of that CRCA remaining unchanged.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

VII	The Chair informed the meeting that the Executive Board, as from July 1, 2017, will be as follows:

Chief Executive Officer:	Bernardo Afonso Salomão de Alvarenga;
Deputy CEO:	Bernardo Afonso Salomão de Alvarenga;*
Chief Trading Officer:	Dimas Costa;
Chief Business Development Officer:	César Vaz de Melo Fernandes;
Chief Distribution and Sales Officer:	Luís Fernando Paroli Santos;
Chief Finance and Investor Relations Officer:	Adézio de Almeida Lima;
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves;
Chief Corporate Management Officer:	José de Araújo Lins Neto;
Chief Counsel:	Luciano de Araújo Ferraz;
Chief Officer for Human Relations and Resources:	Maura Galuppo Botelho Martins;
Chief Institutional Relations and Communication Officer:	Luís Fernando Paroli Santos.**

*	on interim basis while also serving as Chief Executive Officer;
**	on interim basis while also serving as Chief Distribution and Sales Officer.

VIII	Compliance: The Chief Officer elected declared – in advance – that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in a company which could be considered to be a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig; and made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct and Ethical Principles of Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

IX	Comment: The following spoke on subjects and business of interest to the Company.

The Chair;
Chief Officer:	César Vaz de Melo Fernandes;

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Daniel Alves Ferreira,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Patrícia Gracindo Marques de Assis Bentes,

Saulo Alves Pereira Junior,

Aloísio Macário Ferreira de Souza,

Bruno Magalhães Menicucci,

Carolina Alvim Guedes Alcoforado,

Samy Kopit Moscovitch,

Antônio Dirceu Araújo Xavier,

Carlos Fernando da Silveira Vianna,

José João Abdalla Filho,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Ricardo Wagner Righi de Toledo,

Tarcísio Augusto Carneiro,

Wieland Silberschneider;

Board member and Chief Officer:	Bernardo Afonso Salomão de Alvarenga;
Chief Officers :	Adézio de Almeida Lima, César Vaz de Melo Fernandes, Dimas Costa,	José de Araújo Lins Neto, Luís Fernando Paroli Santos, Maura Galuppo Botelho Martins;
Secretary:	Anamaria Pugedo Frade Barros.

Signed by:    Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. MATERIAL ANNOUNCEMENT DATED SEPTEMBER 15, 2017: RENOVA: BROOKFIELD EXCLUSIVITY PERIOD EXTENDED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: Brookfield exclusivity period extended

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as per CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market that on today’s date Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“	Renova Energia S.A. (RNEW11) (‘Renova’), in compliance with CVM Instruction 358/2002 as amended, and complementing the information in its Material Announcement of July 17, 2017, hereby informs the public as follows:

The period of exclusivity granted to Brookfield Energia Renovável for carrying out of due diligence and negotiation of the final documents for a primary subscription of capital into Renova, has been extended until October 17, 2017.

Renova reiterates its commitment to keep stockholders, and the market in general, fully and timely informed in accordance with the applicable legislation. ”

Belo Horizonte, September 15, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MATERIAL ANNOUNCEMENT DATED SEPTEMBER 18, 2017: LEPSA, RME: BANKS GIVE NOTICE OF EXERCISE OF PUT OPTIONS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Lepsa, RME: Banks give notice of exercise of put options

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

On September 15, 2017 Cemig received Notices of Intention to Exercise Put Options, under the ‘Second Exercise Window’, from

–	BB–Banco de Investimento S.A. (‘BB-BI’),
–	BV Financeira S.A. – Crédito, Financiamento e Investimento (‘BV Financeira’), and
–	Banco Santander (Brasil) S.A. (‘Santander’)

(jointly, ‘the Stockholder Banks’), giving notice of irrevocable decision to exercise their right to sell the totality of their holdings of common and preferred shares (‘the Shares Subject of the Put Option’), comprising the totality of their equity interests, in

–	LUCE EMPREENDIMENTOS E PARTICIPAÇÕES S.A. (‘LEPSA’) and
–	RME – RIO MINAS ENERGIA PARTICIPAÇÕES S.A. (‘RME’)

(jointly, ‘the Companies’).

This option to sell shares is exercised under Clauses 6.1.4 and 6.3 of the Stockholders’ Agreements of the Companies (‘Put Options—Second Exercise Window’), signed on October 31, 2016, and as amended, by Cemig and the Stockholder Banks, with the Companies as consenting parties (‘the Lepsa Stockholders’ Agreement’ and ‘the RME Stockholders’ Agreement’).

The acquisition of the shares, by Cemig or by a third party indicated by Cemig, is scheduled to take place by November 30, 2017.

Cemig will keep its stockholders and the market duly informed on all new information related to this subject.

Belo Horizonte, September 18, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. SUMMARY OF MINUTES OF THE 705TH MEETING OF THE BOARD OF DIRECTORS DATED SEPTEMBER 15, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of September 15, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 705th meeting, held on September 15, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1. Sale of interests in gas exploration consortia.

2. Guidelines for signature of the Collective Work Agreement for 2017-18.

3. Guidelines for signature of the 2018-19 Specific Collective Agreement on Profit Sharing.

4. Nomination of a manager for Gasmig.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. MATERIAL ANNOUNCEMENT DATED SEPTEMBER 19, 2017: RENOVA – COMMENT ON MEDIA REPORTS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova – comment on media reports

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“ In compliance with CVM Instruction 358/2002 as amended, and in relation to recent reports in news media, Renova Energia S.A. (RNEW11) (‘Renova’) reports that at the time of writing it has not become aware of nor received any new proposal from Brookfield Energia Renovável S.A. (‘Brookfield’).

Renova reiterates that, as stated in its Material Announcement of July 7, 2017, its Board of Directors approved concession of exclusivity to Brookfield for 60 days for due diligence and negotiation of final documents for a primary subscription of capital in the Company, as proposed in a non-binding offer received.

Also, on September 15, 2017 Renova published a further Material Announcement reporting that it has extended the period of exclusivity for Brookfield to finalize its due diligence until October 17, 2017.

Renova reiterates its commitment to keeping stockholders and the market in general informed in accordance with the applicable legislation. ”

Belo Horizonte, September 19, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. SUMMARY OF MINUTES OF THE 706TH MEETING OF THE BOARD OF DIRECTORS DATED SEPTEMBER 21, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of September 21, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 706th meeting, held on September 21, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Transfers of funds to, and capital increases in, Amazônia Energia and Aliança Norte;

•	Orientation of vote at a meeting of Light.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. SUMMARY OF MINUTES OF THE 707TH MEETING OF THE BOARD OF DIRECTORS DATED SEPTEMBER 25, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of September 25, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 707th meeting, held on September 25, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Submission to an Extraordinary General Meeting of Stockholders of a proposal to authorize increase in the share capital of Cemig by up to one billion Reais, through issuance of up to two hundred million new shares.

2.	Convocation of an Extraordinary General Meeting of Stockholders, to be held on October 26, 2017 at 11 a.m., to decide on a proposal to increase the share capital of Cemig.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MATERIAL ANNOUNCEMENT DATED SEPTEMBER 25, 2017: BOARD PROPOSES R$ 1 BILLION CAPITAL INCREASE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Board proposes R$ 1 billion capital increase

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

On today’s date Cemig’s Board of Directors decided to submit to an Extraordinary General Meeting of Stockholders a proposal for increase of the Company’s share capital,

by up to	R$ 1,000,000,000.00 (one billion Reais),
through issuance of up to	66,849,505 (sixty six million eight hundred forty nine thousand five hundred five) new common shares
and up to	133,150,495 (one hundred thirty three million one hundred fifty thousand four hundred ninety five) new preferred shares,
all nominal, book-entry shares, each with nominal value of	R$ 5.00 (five Reais),

for issue price per share, for both common and preferred shares,

of	R$ 6.57 (six Reais and fifty seven centavos)

(‘the Capital Increase’).

All the shares resulting from this subscription will have the same rights as the shares of the same class on which the capital increase is based. The Capital Increase will be by private subscription, with present shareholders having preference to participate in proportion to their current equity holdings, on the basis of 0.1588762172 of a new share for each share held at the close of market on the day of the EGM that authorizes the Capital Increase.

All the information on the Capital Increase and the right of first refusal will be given in the Notice to Stockholders which the Company will publish, in accordance with CVM Instruction 480 of December 7, 2009, as amended.

The Capital Increase will provide the Company with an increasingly robust capital structure and cash position, helping to reduce its financial leverage.

Cemig will keep its stockholders and the market informed on this Capital Increase. For further information, contact Cemig by email on: ri@cemig.com.br

Belo Horizonte, September 25, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. MARKET ANNOUNCEMENT DATED SEPTEMBER 25, 2017: REPLY TO CVM INQUIRY LETTER 1552/2017-SAE, OF SEPTEMBER 22, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

REPLY TO CVM INQUIRY LETTER 1552/2017-SAE, OF SEPTEMBER 22, 2017

Question asked by BM&FBovespa

September 22, 2017

1552/2017-SAE

Companhia Energética de Minas Gerais – CEMIG

To Mr. Adézio de Almeida Lima

Investor Relations Director

Subject: Request for information on news media report

Dear Sirs,

A report in Valor Econômico newspaper of September 22, 2017, under the headline:

“Dispute for generation plants will call for strong financing”

states, among other information, that:

1.	Cemig, the Planning Ministry, and the Office of the Federal Attorney General, have negotiated an understanding that only two of the four generation plants will be auctioned – the São Simão and Volta Grande Plants – which have total generating capacity of 2,090 MW, and represent R$ 8.032 billion of the total proposed concession value of R$ 11 billion.

2.	Under the agreement, the Miranda and Jaguara Plants will not go into the auction. Their concessions would be given to Cemig in return for payment of the Concession Grant Fee.

3.	For Miranda, the government is demanding a concession grant fee of R$ 1.1 billion, while at the same time, according to the Company’s argument, it owes Cemig an indemnity of R$ 1.060 billion. There would be a settlement of the two obligations and Cemig would pay only R$ 40 million – completing the amount of the concession fee – and receive the concession.

4.	For the Jaguara Plant, the amount set for the concession grant fee is R$ 1.9 billion. Cemig has signed a financing transaction with a foreign bank which will enable it to pay the amount.

5.	Even so, an agreement will come up against the Federal Audit Board (‘TCU’). The opinion of the TCU is that the concessions belong to the country – i.e. are under the control of the federal government – and should thus be auctioned.

6.	Cemig and the mining company Vale are studying the possibility of taking part in the auction of the São Simão and Volta Grande plants – through Aliança Geração de Energia S.A.

We request information/explanations on the items indicated, by September 25, 2017, including your confirmation of them or otherwise, and also any other information that is considered to be important.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG

In response to Official Letter nº 1552/2017-SAE, of September 22, 2017, in relation to the news report in Valor Econômico newspaper of September 22, 2017, Cemig provides the following information:

According to the news report published by Valor Econômico newspaper of September 22, 2017, it is stated that Cemig and the federal government have negotiated an agreement for the Miranda and Jaguara hydroelectric plants. Contrary to what is apparently supposed, it is not stated in the news report that these parties have reached a concrete agreement to this effect. The report itself states this as follows: “Valor has learned, from sources in the government and Cemig, though, that there is no completed final agreement on the subject.”

Clearly, signature of a lending transaction with a foreign bank for acquisition of the Jaguara Plant would presuppose a concrete agreement reached between Cemig and the federal government.

Since no concrete agreement has been reached, the picture of the transaction as reported in items 2, 3 and 4 of the Official Letter is mere conjecture, and as a result it would not require publication to the market.

Finally, the fact that the report states that Vale and Cemig are “studying whether to participate” in the auction of the São Simão and Volta Grande Plants through Aliança shows only that the parties are evaluating whether it would in their interest to comply with the terms of the auction – and no more than that.

Belo Horizonte, September 25, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. MARKET ANNOUNCEMENT DATED SEPTEMBER 26, 2017: BOARD MEMBERS AFTER RESIGNATION OF AGC MEMBERS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Board members after resignation of AGC members

In accordance with CVM Instruction 358/2002 and Article 151 of Law 6404/1976 – as amended – Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

On September 25, 2017 Cemig received letters of resignation from the members of its Board of Directors that had been nominated by AGC Energia S.A.

As from September 26, 2017, the members of the Board of Directors and Audit Board are:

BOARD OF DIRECTORS
SITTING MEMBERS	SUBSTITUTE MEMBERS
Elected by majority stockholder:
José Afonso Bicalho Beltrão da Silva – Chair	Geber Soares de Oliveira
Bernardo Afonso Salomão de Alvarenga	Agostinho Faria Cardoso
Antônio Dirceu Araújo Xavier	Luiz Guilherme Piva
Arcângelo Eustáquio Torres Queiroz	Franklin Moreira Gonçalves
Helvécio Miranda Magalhães Junior	Wieland Silberschneider
Marco Antônio de Rezende Teixeira – Deputy Chair	Antônio Carlos de Andrada Tovar
Marco Antônio Soares da Cunha Castello Branco	Ricardo Wagner Righi de Toledo
Nelson José Hubner Moreira	Otávio Silva Camargo
Elected by holders of preferred shares:
Marcelo Gasparino da Silva	Aloísio Macário Ferreira de Souza
Elected by minority stockholders:
Patrícia Gracindo Marques de Assis Bentes	Seat vacant
Seat vacant	Seat vacant
Seat vacant	Seat vacant
Seat vacant	Seat vacant
Seat vacant	Daniel Alves Ferreira
José Pais Rangel	José João Abdalla Filho

AUDIT BOARD
SITTING MEMBERS	SUBSTITUTE MEMBERS
Elected by majority stockholder:
Arthur Maia Amaral	Marco Antônio Badaró Bianchini
Edson Moura Soares – Chair	Marcos Túlio de Melo
Camila Nunes da Cunha Pereira Paulino	Flávia Cristina Mendonça Faria Da Pieve
Elected by holders of preferred shares:
Manuel Jeremias Leite Caldas	Ronaldo Dias
Elected by minority stockholders:
Seat vacant	Rodrigo de Mesquita Pereira

Belo Horizonte, September 26, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. MATERIAL ANNOUNCEMENT DATED OCTOBER 02, 2017: RENOVA: NEWS REPORT – NO CONFIRMATION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: news report – no confirmation

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“With reference to a news media report published on September 29, 2017 Renova Energia S.A. (RNEW11) (‘the Company’), in compliance with CVM Instruction 358/2002 as amended, reports that at the time of writing it has not become aware of, nor received, any new proposal from Brookfield Energia Renovável S.A. (‘Brookfield’), and that it has not received any notification from its controlling stockholders on any alteration to the Company’s controlling stockholder block.

Renova reiterates its commitment to keeping stockholders and the market in general informed in accordance with the applicable legislation.”

Belo Horizonte, October 02 , 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. MATERIAL ANNOUNCEMENT DATED SEPTEMBER 29, 2017: SMALL ADJUSTMENT TO % SUBSCRIPTION IN CAPITAL INCREASE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Small adjustment to % subscription in capital increase

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

On today’s date Cemig has re-presented the Proposal submitted by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on October 26, 2017, due to an adjustment – to 15.887624200% – in the percentage proportion of shares currently held that shareholders will be able to subscribe in the capital increase.

To result in the proportion between common and preferred shares remaining the same as before the capital increase, the precise numbers of the shares in the increase will be:

up to	199,910,947	(one hundred ninety nine million nine hundred ten thousand nine hundred forty seven) new shares,
of which up to	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) will be common shares
and up to	133,061,442	(one hundred thirty three million sixty one thousand four hundred forty two) will be preferred shares.

Cemig will keep its stockholders and the market informed on this Capital Increase.

For further information, please contact Cemig by email on:    ri@cemig.com.br

Belo Horizonte, September 29, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. EXTRAORDINARY GENERAL MEETING TO BE HELD ON 10/26/2017: CONVOCATION AND PROPOSAL

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON OCTOBER 26, 2017

AT 11. A.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig has considered the matters and analysis described below:

Information

a)	The share capital of Companhia Energética de Minas Gerais (‘Cemig’ or ‘the Company’) is:

	R$ 6,294,208,270.00	(six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais),
represented by	420,764,708	(four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal common shares
each with nominal value of	R$ 5.00	(five Reais)
and	838,076,946	(eight hundred thirty eight million seventy six thousand nine hundred forty six) nominal preferred shares
each with nominal value of	R$ 5.00	(five Reais).

b)	The right to vote in any decision relating to the Company’s share capital is held exclusively by the common shares, each carrying the right to one vote in the decisions of the General Meeting of Stockholders.

c)	The preferred shares have right of preference in the event of reimbursement of shares and the right to a minimum annual dividend of the greater of the following amounts:

	10%	(ten percent) of their nominal value;
or	3%	(three percent) of the value of the stockholders’ equity corresponding to the shares.

d)	The common shares and the preferred shares have equal rights to distribution of bonuses.

e)	The stockholders have the right of preference in subscription of increases of capital and in the issue of the Company’s securities, in accordance with the applicable legislation.

f)	The Company has assumed a significant amount of debt to finance the capital expenses necessary for compliance with its long-term growth objectives. On June 30, 2017 its consolidated current liabilities exceeded consolidated current assets by R$ 3.9 billion. On that date the totals of its loans, financings and debentures were: short-term, R$ 5.19 billion; and long-term, R$ 9.41 billion.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

g)	In June 2017 Cemig presented to the market a list of assets which were being examined from the point of view of disinvestment, for possible sale over the period 2017-2018, to improve its short-term liquidity situation and reduce its indebtedness.

h)	It is the function of the General Meeting of Stockholders to decide on any change in the company’s share capital, and consequent change to the by-laws.

Analysis

a)	Due to its high level of debt, Cemig is subject to certain restrictions on its capacity to raise funds, which could be an impediment when entering into new contracts for financing of its operations, or for refinancing of existing obligations, and this might adversely affect its business, operational results and financial situation.

b)	An increase in share potential could significantly mitigate the present perception of Cemig’s credit risk, which mainly results from its high leverage.

c)	This capital increase also has the merit of giving the Company a more robust capital structure, enabling it to reduce the present level of financial expenses and leverage, and enabling new financial transactions.

d)	Existing stockholders will be given first refusal right to subscribe the new shares in proportion to those they currently hold.

e)	The shares subscribed will have full rights to all the benefits, including dividends and/or Interest on Equity, that are declared by the Company.

f)	The issue price has been set in accordance with the criteria established in Sub-item III of §1 of Article 170 of Law 6404/1976, as amended, using as parameter the weighted average market price of the preferred shares on the São Paulo securities exchange (B3 S.A.) in the period of May 4, 2017 to August 31, 2017 (120 days).

This weighted average price was:	R$ 8.22,	(eight Reais and twenty two centavos),
– to which was applied a discount of:	20%,
resulting in a price per share of	R$ 6.57	(six Reais and fifty seven centavos).

g) The reason for the discount is the volatility of the Brazilian stock market. The discount aims to stimulate minority shareholders to take up their rights to the subscription – avoiding any possibility that the capital increase might become impracticable in a situation of price depression or high volatility of the stock market during the subscription preference period.

h)	From the economic point of view the discount is practically neutral, since if every stockholder subscribes the new issue (or sells the stockholder’s first refusal right), there will be no impact for the present stockholders. The practical effect is that the same group of assets will be divided between a larger number of shares, which causes no adverse effect for the Company nor for its stockholders, nor for the market, which adjusts automatically.

i)	With the issue of a capital increase for

up to	R$ 1,000,000,000.00	(one billion Reais),

the Company’s share capital will increase

from	R$ 6,294,208,270.00	(six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais),
to up to	R$7,294,208,270.00	(seven billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

j)	Subscription and payment of

up to	200,000,000	(two hundred million) new shares,
with nominal value of	R$5.00	(five Reais) each,
of which up to	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) are common shares,
and up to	133,150,495	(one hundred thirty three million one hundred fifty thousand four hundred ninety five) are preferred shares,
at price per share of	R$6.57	(six Reais and fifty seven centavos),

will enable the company to obtain total funding of

up to	R$ 1,314,000,000.00	(one billion three hundred fourteen million Reais).

Of this amount, the difference,

– of up to	R$314,000,000.00	(three hundred fourteen million Reais),

will be allocated to the capital reserve account.

k)	The potential for dilution resulting from the issue, if any stockholder does not subscribe, is

13.704239283%

for both the common shares and for the preferred shares.

l)	The present stockholders may exercise their preferential right to subscribe in the period

October 30 to November 29, 2017,

in the proportion of	15.887624200%	applied to

the number of shares of each type that they hold at the close of market on the day of the Extraordinary General Meeting of Stockholders that decides on this subject. The shares subscribed must be paid at sight, in cash.

m)	Stockholders who do not wish to exercise their rights of first refusal for the subscription may assign those rights or trade them on a securities exchange.

n)	Any stockholders who opt to subscribe leftover shares may do so, at the same price and on the same conditions, exclusively on the following dates:

1st apportionment:	in the period December 1–4, 2017,

in proportion to the shares subscribed during the preference period; and

2nd apportionment:	in the period December 6–7, 2017,

in proportion to the shares subscribed in the preference period plus those subscribed in the first apportionment period.

o)	If there are any shares not subscribed after these two rounds of allocation, the Company will sell the entire remaining balance of unsubscribed shares on a securities exchange, as enabled by §7 of Article 171 of Law 6404/1976.

p)	Within up to 5 (five) business days after the date of the Extraordinary General Meeting of Stockholders to be held for the purpose of confirming and approving the said capital increase, the Company will announce the date for credit of the shares subscribed.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– and in view of these considerations, the Board of Directors now proposes to you:

Authorization of an increase in the Company’s share capital,

from	R$6,294,208,270.00	(six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais),
to up to	R$7,294,208,270.00	(six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais),
through issuance of up to	200,000,000	(two hundred million) new shares,
each with nominal value of	R$ 5.00	(five Reais),
of which up to	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) will be common shares
and up to	133,150,495	(one hundred thirty three million one hundred fifty thousand four hundred ninety five) preferred shares,
at the price per share of	R$ 6.57	(six Reais and fifty seven centavos)
which is equal to the weighted average market price of the preferred shares on the São Paulo securities exchange (B3 S.A.)	from:	May 4, 2017 to August 31, 2017,
adjusted by a discount of	20%	(twenty per cent).

Holders of shares in the Company at the close of market on the day of the Extraordinary General Meeting of Stockholders that authorizes the said capital increase will have the right to subscribe the new shares.

The shares subscribed will have full rights to all the benefits, including dividends and/or Interest on Equity, that are declared by the Company.

To result in the proportion between common and preferred shares remaining precisely the same as before the capital increase, the precise numbers of the shares in the increase will be

up to	199,910,947	(one hundred ninety nine million nine hundred ten thousand nine hundred forty seven) new shares,
in the proportion of up to	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) will be common shares
and up to	133,061,442	(one hundred thirty three million sixty one thousand four hundred forty two) will be preferred shares.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reasons it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, September 29, 2017

José Afonso Bicalho Beltrão da Silva	José Pais Rangel
Marco Antônio de Rezende Teixeira	Marcelo Gasparino da Silva
Bernardo Afonso Salomão de Alvarenga	Marco Antônio Soares da Cunha Castello Branco
Antônio Dirceu Araújo Xavier	Nelson José Hubner Moreira
Arcângelo Eustáquio Torres Queiroz	Daniel Alves Ferreira
Helvécio Miranda Magalhães Junior

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

( Appendix 1 )

( CVM Instruction 481 of 2009: )

“Article 14.	Whenever the General Meeting of Stockholders is called to decide on a capital increase, the company must supply investors with at least the information indicated in Appendix 14 to this Instruction.”

APPENDIX 14

CAPITAL INCREASE

1.     State the amount of the increase and the new total share capital.

Increase in the share capital of up to     R$ 1,000,000,000.00 (one billion Reais),

from	R$ 6,294,208,270.00	(six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais),
to up to	R$ 7,294,208,270.00	(seven billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais).

2.     State whether the increase will be carried out by means of:

(a) conversion of debentures or other debt securities into shares;

(b) exercise of a right of subscription, or of warrants;

(c) capitalization of profits or reserves; or

(d) subscription of new shares.

The capital increase will be carried out through subscription of new shares.

3.     Explain in detail the reasons for the increase and their legal and economic consequences.

The reason for the capital increase is management’s intention to provide the Company with a more robust capital structure, making possible:

(i)	reduction of the financial expenses associated with new financing transactions; and

(ii)	reduction of the Company’s indebtedness.

We do not see any legal consequences. In terms of economic consequences, management considers that, since the stockholders have been given priority in the subscription of the new shares in accordance with the proportion of those they currently hold, such stockholders may be favored with the possibility of a gain of the difference between the market price and the subscription price.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.     Provide a copy of the opinion of the audit board, if applicable.

OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in performance of their functions under the law and under the by-laws, have examined the Proposal made by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on October 26, 2017, relating to authorization for increase in the share capital, in the form complemented in compliance with BM&FBovespa Official Notice 1581/2017-SAE/GAE-1 of September 28, 2017.

The Proposal specifies that

(i) the increase shall be from R$ 6,294,208,270.00 (six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais) to up to R$ 7,294,208,270.00 (seven billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais) through issuance of up to 200,000,000 (two hundred million) new shares, each with nominal value of R$ 5.00 (five Reais), of which up to (sixty six million eight hundred forty nine thousand five hundred five) are to be common shares and up to 133,150,495 (one hundred thirty three million one hundred fifty thousand four hundred ninety five) are to be preferred shares, at a price per share of R$ 6.57 (six Reais and fifty seven centavos); this being calculated as being the weighted average market price of the preferred shares on the São Paulo securities exchange (B3 S.A.) in the period May 4, 2017 to August 31, 2017, adjusted by a discount of 20%;

(ii) holders of shares in the Company at the close of market on the day of the Extraordinary General Meeting of Stockholders that authorizes the said capital increase shall have the right to subscribe the new shares, and the shares subscribed will have full rights to all the benefits, including dividends and/or Interest on Equity, that are declared by the Company;

(iii) to ensure that the proportion between common and preferred shares remains the same as before the capital increase, the precise numbers of the shares in the increase will be:

up to	199,910,947	(one hundred ninety nine million nine hundred ten thousand nine hundred forty seven) new shares,
in the proportion of up to	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) will be common shares
and up to	133,061,442	(one hundred thirty three million sixty one thousand four hundred forty two) will be preferred shares

After carefully analyzing the said proposal and further taking into account that the applicable rules governing the subject have been complied with, it is the opinion of the members of the Audit Board that the proposal should be approved by the said General Meeting of Stockholders.

Belo Horizonte, September 29, 2017

Signed:	Manuel Jeremias Leite Caldas	Flávia Cristina Mendonça Faria Da Pieve
	Marco Antônio Badaró Bianchini	Marcos Túlio de Melo

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.     In the case of an increase of capital by subscription of shares:

a. Describe the allocation of the funds.

The proceeds of this capital increase will be allocated to providing the Company with a more robust capital structure, and reducing its financial debt.

b. State the number of shares issued, of each type and class.

There will be issued up to 200,000,000 new, book-entry shares, each with nominal value of R$ 5.00 (five Reais), of which 66,849,505 are to be common shares and 133,150,495 to be preferred shares, proportionally to the common and preferred shares in the share capital.

To ensure that the proportion between common and preferred shares remains the same as before the capital increase, the precise numbers of the shares in the increase will be:

up to	199,910,947	(one hundred ninety nine million nine hundred ten thousand nine hundred forty seven) new shares,
in the proportion of up to	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) will be common shares
and up to	133,061,442	(one hundred thirty three million sixty one thousand four hundred forty two) will be preferred shares.

c.     Describe the rights, advantages and restrictions attributed to the shares to be issued.

All the shares resulting from the said subscription will have the same rights enjoyed by the present shares in the Company of the same type and class, including such dividends and/or Interest on Equity as the Company may declare for the 2017 business year.

d.     State whether the subscription will be public or private.

The capital increase will take place through a private subscription of shares.

e.	In the case of a private subscription, state whether related parties, such as those defined by the accounting rules that deal with the subject, will subscribe shares in the capital increase, and specify the respective amounts, when these amounts are already known.

The controlling stockholder intends to exercise its right of preference for subscription, limited to the amount corresponding to the proportion of its stockholding in the Company.

f.	State the issue price of the new shares or the reasons why the setting of that price is to be delegated to the Board of Directors, in the case of a public distribution.

The shares issued will be subscribed at the price per share of R$ 6.57 (six Reais and fifty seven centavos).

g.	State the nominal value of the shares issued or, in cases of shares without nominal value, the portion of the issue price, that will be allocated to the capital reserve.

The nominal value of the shares issued will be R$ 5.00 (five Reais).

The difference between R$ 6.57 (six Reais and fifty seven centavos) and R$ 5.00 (five Reais) will be allocated to the capital reserve account.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

h.	Supply an opinion of the managers on the effects of the capital increase, especially in relation to the dilution caused by the increase.

Since this is a private subscription, with a significant discount, management expects a high level of acceptance by current stockholders.

i.	State the criterion for calculation of the issue price and justify, in detail, the economic aspects that determined its choice.

The issue price (R$ 6.57 per share) was set in accordance with the criteria established in Sub-item III of §1 of Article 170 of Law 6404/1976, as amended by Law 9457/97, using as parameter the weighted average market price of the preferred shares on the São Paulo securities exchange (‘B3 S.A.’) in the period May 4, 2017 to August 31, 2017 (120 days).

As to the establishment of a single issue price for the common and preferred shares, the Company reports that it complied with the recommendations of CVM Orientation Opinion 05/79, which considers the question at length and concludes that a difference is only admissible when the following two conditions are both present: difference in market prices, and “significant” liquidity.

In the period of 120 days adopted for calculation of the average, on only six of those days did the trading volume in the common shares exceed R$ 3 million, while the average daily trading volume of the preferred shares was higher than R$ 60 million.

Finally, over the whole period of 120 days, the traded volume in the common shares was only 2.16% of the traded volume in transactions in the preferred shares.

The decision to use the market price of the preferred shares as a criterion for determining the single price of the issue took into account the high liquidity of that type of the Company’s shares: they had significant trading volume and quantity of shares, and were thus the most representative parameter for appropriately determining the price of all the shares issued by the Company.

j.	If the issue price has been set with a premium or discount in relation to the market value, identify the reason for the premium or discount and explain how it was determined.

The issue price was set with a discount of 20% on R$ 8.22, the weighted average of market prices of the preferred shares on the B3 exchange, in the period May 4, 2017 to August 31, 2017, which results in a price of R$ 6.57 per share.

The discount was applied due to the volatility of the Brazilian stock market, and with the aim of stimulating acceptance by minority shareholders of subscription of their rights. To estimate the issue price of the shares, the Company used the weighted average in the period of 120 days, and applied the discount to avoid the capital increase becoming impracticable in the event of a depression in stock market prices.

It is also necessary to take into account that from the economic point of view the discount is practically neutral, since, if the entire body of stockholders subscribe the capital increase (or sell their right of preference), no one loses, and no one gains. The practical effect is that the same group of assets will be divided between a larger number of shares, which causes no adverse effect for the Company nor for its stockholders, nor for the market, which adjusts automatically.

This situation of neutrality occurs, in practice, whenever there is a high level of acceptance of capital increases by listed companies with a similar discount.

k.	Provide copies of all the opinions and studies that supported the setting of the issue price.

The tables below show all the market prices of the common and preferred shares of the Company traded on the B3 exchange.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Preferred shares

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Common shares

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

To set the price, the weighted average market price of the preferred shares, which have greater liquidity – with free float of more than 82% – and best reflect the market price of the Company, on the 120 days prior to August 31, 2017, was used.

Having in mind the volatility of the Brazilian stock market, with the possibility of fluctuations in the price of the share during the period of subscription preference, and aiming to stimulate acceptance by the minority stockholders in subscription of their rights, Cemig decided to set the issue price at a discount of 20% on the average market price found over the 120 days prior to August 31, 2017.

Weighted average trading price of the preferred shares in the 120 days prior to August 31, 2017:

Weighted average price – CEMIG PN
Start date	End date	Days	Quantity	Volume	Average
May 4, 2017	August 31, 2017	120	624,299,100	5,129,444,891	8.22

l.     State the trading price of each one of the types and classes of shares of the company in the markets in which they are traded, identifying:

The tables below show, for the periods indicated, the market trading prices adjusted for events, such as reverse splits, bonuses and subscriptions:

i.	Minimum, average and maximum price of each year, in the last three years

Year	PN (R$)
	Minimum	Average	Maximum
2015	4.98	8.95	13.67
2016	3.80	6.85	9.15
2017	7.01	8.80	11.34

ii.	Minimum, average and maximum price of each quarter, in the last two years

Quarter	PN (R$)
	Minimum	Average	Maximum
1Q2015	9.38	10.14	10.96
2Q2015	9.97	12.10	13.67
3Q2015	5.76	7.61	10.17
4Q2015	4.98	5.97	6.88
1Q2016	3.80	5.44	7.44
2Q2015	4.99	5.86	7.05
3Q2016	6.80	8.29	9.15
4Q2016	6.69	7.73	9.10
1Q2017	7.25	9.40	11.34
2Q2015	7.01	8.35	9.98

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

iii.	Minimum, average and maximum price of each month, in the last six months

Month	PN (R$)
	Minimum	Average	Maximum
Aug. 2017	7.93	8.48	9.06
Jul. 2017	8.15	8.66	9.07
Jun. 2017	7.43	7.72	8.27
May. 2017	7.01	8.23	9.39
Apr. 2017	8.35	9.21	9.98
Mar. 2017	9.57	10.50	11.34
Feb. 2017	8.59	9.50	10.95
Jan. 2017	7.25	8.13	8.90

iv.	Average market price in the last 90 days

Weighted average price – CEMIG PN
Date of start	End date	Days	Quantity	Volume	Average
03/06/2017	31/08/2017	90	445,558,800	3,688,330,090	8.28

m.     State the issue prices of shares in capital increases carried out in the last three years.

Not applicable.

n.     State the potential percentage dilution resulting from the issue.

The potential percentage dilation resulting from the issue is 13.704239283%, for both the common shares, and the preferred shares.

o.     State the periods, conditions and form of subscription and payment of the shares issued.

Stockholders may exercise their preferential right to subscription in the period from October 30, 2017 through November 29, 2017, in the proportion of 15.887624200% of the number of shares of each type that they hold at the close of market on the day of the EGM that authorizes the capital increase.

The shares subscribed must be paid up at sight, in cash.

Stockholders whose shares have book-entry registration with Itaú and whose registration details with the bank are up to date, will receive pre-printed forms using which they may subscribe the issue, and also opt to subscribe leftover shares. They may sign and present these forms at any branch of Itaú, with corresponding payment or authorization for debit in current account.

Stockholders who do not receive the printed material from Itaú and wish to exercise their right to subscribe the issue should visit any branch of Itaú.

For further explanations in relation to subscription of the shares at Itaú, stockholders may contact the INVESTFONE investment center, by phone, on business days from 9 a.m. to 6 p.m.:

From State capital cities:	3003-9285 ;	from other regions:	0800-720-9285

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Holders of shares deposited in the Assets Deposit Center of the B3 Exchange should exercise their rights through their custody agents, in accordance with the rules and deadlines specified by the Assets Deposit Center of the B3.

Within up to five business days after the date of the Extraordinary General Meeting of Stockholders to be held for the purpose of confirming and approving the said capital increase, the Company will announce the date for credit of the shares subscribed.

p.	State whether stockholders will have the right of preference to subscribe the new shares issued, and detail the terms and conditions to which this right is subject.

Stockholders may exercise their preferential right to subscription in the period from October 30, 2017 through November 29, 2017, in the proportion of 15.887624200% of the number of shares that they hold at the close of market on the day of the EGM that authorizes the capital increase.

Stockholders who do not wish to exercise their rights of first refusal for the subscription may assign those rights or trade them on a securities exchange.

q.	State management’s proposal for treatment of any leftover shares.

Any stockholders who opt to subscribe leftover shares may do so, at the same price and on the same conditions, exclusively on the following dates:

1st apportionment:	December 1-4, 2017,	in proportion to the shares subscribed during the preference period;
2nd apportionment:	December 6-7, 2017,	in proportion to the shares subscribed in the preference period plus those subscribed in the first apportionment period.

Stockholders whose shares have book-entry registry with Itaú may go to any branch of Itaú. Holders of shares registered with the Assets Deposit Center of the B3 Exchange may subscribe them through their custody agents (brokers).

If there are any shares not subscribed after these two rounds of allocation, the Company will sell the entire remaining balance of unsubscribed shares on a securities exchange, as enabled by §7 of Article 171 of Law 6404/1976.

r.	Describe in detail the procedures that will be adopted if provision has been made for ratification of a partial increase in capital.

No provision has been made for a partial ratification of the capital increase.

s.	If the issue price of the shares is to be paid in whole or in part in assets.

Not applicable.

i.	Present a complete description of the assets.

ii.	Clarify the relationship between the assets incorporated into the Company’s equity and the Company’s Objects.

iii.	Provide a copy of the Valuation Opinion that has provided a valuation of the assets, if available.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.     In the event of a capital increase through capitalization of profits or reserves:

Not applicable.

(a.     State whether there will be a resulting alteration in the nominal value of the shares, if one exists, or distribution of new shares between among the stockholders.

b.     For companies with shares not having nominal value, state whether the capitalization of profits or reserves will be carried out with or without change in the number of shares.

c.     In the case of distribution of new shares:

i.	State the number of shares issued, of each type and class.

ii.	State the percentage that the stockholders will receive in shares.

iii.	Describe the rights, advantages and restrictions attributed to the shares to be issued.

iv.	State the cost of acquisition, in Reais per share, to be attributed to enable the stockholders to comply with Article 10 of Law 9429 of December 26, 1995.

v.	State the treatment of fractions, if any.

d.     State the period specified in §3 of Article 169 of Law 6404 of 1976.

e.     State and supply the information and documents specified in item 5 above, when applicable.    )

7.	For an increase of capital by conversion of debentures or other debt securities into shares or by exercise of warrants:

Not applicable

8.	Items 1 to 7 of this Appendix do not apply to capital increases arising from a stock options plan, in which case the issuer should provide the following information:

Not applicable.

( a.    Date of the General Meeting of Stockholders at which the options plan was approved.

b.    Amount of the capital increase and the new total share capital.

c.    Number of shares issued, of each type and class.

d.     Issue price of the new shares.

e.     Market price of each one of the types and classes of shares of the company in the markets in which they are traded, identifying:

i.	Minimum, average and maximum price of each year, in the last three years.

ii.	Minimum, average and maximum price of each quarter, in the last two years.

iii.	Minimum, average and maximum price of each month, in the last six months.

iv.	Average market price in the last 90 days.

f.     Potential percentage dilution resulting from the issue.    )

( END OF EXCERPT )

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17. NOTICE TO STOCKHOLDERS DATED SEPTEMBER 29, 2017: BOARD PROPOSES R$ 1BN CAPITAL INCREASE

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CEMIG

CNPJ 17.155.730/0001

NOTICE TO STOCKHOLDERS

Board proposes R$ 1bn capital increase

Cemig (Companhia Energética De Minas Gerais) (‘Cemig’ or ‘the Company’) hereby informs its stockholders and the market as follows:

On September 25, 2017 Cemig’s Board of Directors decided to submit to an Extraordinary General Meeting of Stockholders, to be held on October 26, 2017, a proposal to authorize an increase in the Company’s share capital by private subscription, with the following conditions and characteristics:

1.	INCREASE IN THE COMPANY’S SHARE CAPITAL:

The proposed increase in the share capital is:

of up to	R$ 1,000,000,000.00	(one billion Reais)
through issuance of up to	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) new nominal common shares
and up to	133,150,495	(one hundred thirty three million one hundred fifty thousand four hundred ninety five) new nominal preferred shares
each with nominal value of	R$ 5.00	(five Reais),
for issue price per share of	R$ 6.57	(six Reais and fifty seven centavos),
for both common and preferred shares		– ‘the Capital Increase’.

To result in the proportion between common and preferred shares remaining precisely the same as before the capital increase, the precise numbers of the shares in the increase will be

up to	199,910,947	(one hundred ninety nine million nine hundred ten thousand nine hundred forty seven) new shares,
in the proportion of up to	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) will be common shares
and up to	133,061,442	(one hundred thirty three million sixty one thousand four hundred forty two) will be preferred shares.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.	QUANTITIES, TYPES AND CHARACTERISTICS OF THE SHARES ISSUED:

The issue will be of up to	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) new common shares
and up to	133,150,495	(one hundred thirty three million one hundred fifty thousand four hundred ninety five) new preferred shares
each with nominal value of	R$ 5.00	(five Reais),
for issue price per share of	R$ 6.57	(six Reais and fifty seven centavos),
for both common and preferred shares.

To result in the proportion between common and preferred shares remaining precisely the same as before the capital increase, the precise numbers of the shares in the increase will be

up to	199,910,947	(one hundred ninety nine million nine hundred ten thousand nine hundred forty seven) new shares,
in the proportion of up to	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) will be common shares
and up to	133,061,442	(one hundred thirty three million sixty one thousand four hundred forty two) will be preferred shares.

All the shares resulting from the said subscription will have the same rights enjoyed by the present shares in the Company of the same class, including such dividends and/or Interest on Equity as the Company may declare.

3.	ISSUE PRICE PER SHARE:

The issue price (R$ 6.57 per share) was set in accordance with the criteria established in Sub-item III of §1 of Article 170 of Law 6404/76, as amended by Law 9457/97, using as parameter the weighted average market price of the preferred shares in Brazil, on the São Paulo securities exchange (‘B3’) over the period May 4, 2017 to August 31, 2017 (120 days).

As to the establishment of a single issue price for the common and preferred shares, the Company reports that it complied with the recommendations of CVM Orientation Opinion 05/79, which considers the question at length and concludes that a difference is only admissible when the following two conditions are both present: difference in market prices, and “significant” liquidity.

4.	REASONS FOR THE CAPITAL INCREASE:

Management believes that the Capital Increase will provide the Company with an increasingly robust capital structure and cash position, helping to reduce its financial leverage.

5.	RIGHT OF FIRST REFUSAL:

The Capital Increase will take place through private subscription, with present shareholders having preference to participate in proportion to their current equity holdings, in the proportion of 15.887624200% of the number of shares of each type that they hold at the close of market on the day of the EGM (i.e. on October 26, 2017).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.	TRADING EX- THE RIGHT OF SUBSCRIPTION:

Shares in the Company acquired as from October 27, 2017, inclusive, will not have the right of preference in subscription to the Capital Increase, and as from that date shares in Company will be traded ‘ex-’ this right.

7.	PAYMENT FOR SUBSCRIPTION OF SHARES:

Payment for subscription of the Shares subscribed in the Capital Increase will obey the rules and procedures of the bookkeeping bank, Itaú Unibanco S.A. (‘Itaú’), and of the Assets Deposit Center of the São Paulo securities exchange (Brasil, Bolsa, Balcão – ‘B3’).

8.	THE SUBSCRIPTION PREFERENCE PERIOD:

The proposed right of preference and subscription is to be exercised over the period October 30, 2017 through November 29, 2017 (‘the Subscription Preference Period’), in the proportion of 15.887624200% of the number of shares, of each type, held by the subscribing stockholder at the close of market on the day of the EGM that decides on this subject, that is to say October 26, 2017. The shares subscribed must be paid up at sight, in cash.

9.	PROCEDURE FOR SUBSCRIPTION OF SHARES:

Holders of common and preferred shares registered with Itaú, whose registration details with the bank are up to date, will receive pre-printed forms using which they may subscribe the issue, and also opt to subscribe leftover shares. They may sign and present these forms at any branch of Itaú, with corresponding payment or authorization for debit in current account. Stockholders who do not receive the printed material from Itaú and wish to exercise their right to subscribe the issue should visit any branch of Itaú.

Holders of shares deposited with the B3 exchange should exercise their rights through their custody agents (brokers), in accordance with the rules and deadlines specified by B3.

Within up to five business days after the date of the Extraordinary General Meeting of Stockholders to be held for the purpose of confirming and approving the said capital increase, the Company will announce the date for credit of the shares subscribed.

For further explanations in relation to subscription of the shares through Itaú, stockholders may contact the INVESTFONE investment center by phone, between 9 a.m. and 6 p.m. on business days:

From State Capital cities:	3003-9285;	from other regions:	0800-720-9285.

Holders of shares deposited in the Assets Deposit Center of B3 must exercise their rights through their custody agents (brokers), and in accordance with the rules specified by the Assets Deposit Center, complying with the periods and conditions stated in this Notice to Stockholders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.	ASSIGNMENT OF THE FIRST REFUSAL RIGHT:

Holders of shares in the company who wish to trade their rights of preference for the subscription may do so, within the Subscription Preference Period, subject to the rules, deadlines and practices of B3, and are reminded to act with the necessary prior timing for the subscription rights to be exercised within the said period.

Holders of shares issued by the Company and deposited at Itaú who wish to trade their first refusal rights may do so at one of the specialized branches of Itaú.

Holders whose shares are in custody at the Assets Deposit Center should contact their custody agents (brokers).

11.	PROCEDURE FOR SUBSCRIPTION OF LEFTOVER SHARES:

Any stockholders who opt to subscribe leftover shares may do so, at the same price and on the same conditions, exclusively on the following dates:

1st apportionment:	December 1-4, 2017,	in proportion to the shares subscribed during the preference period;
2nd apportionment:	December 6-7, 2017,	in proportion to the shares subscribed in the preference period plus those subscribed in the first apportionment period.

Stockholders whose shares are registered with Itaú may use any branch of Itaú, and Stockholders whose shares are registered at the Assets Deposit Center of B3 should subscribe them through their custody agents (brokers).

If there are any shares not subscribed after these two rounds of allocation, the Company will sell the entire remaining balance of unsubscribed shares on a securities exchange, as optionally permitted by §7º of Article 171 of Law 6404/1976.

12.	DILUTION:

The potential percentage dilation resulting from the issue is 13.704239283%, for both the common shares, and the preferred shares.

13.	ADDITIONAL INFORMATION:

More detailed information on the capital increase may be obtained

–     on the Company’s Investor Relations website (http://ri.cemig.com.br),

–    by phone on (++55-31) 3506-5024, or

–     by e-mail on ri@cemig.com.br.

Belo Horizonte, September 29, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18. EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS – CONVOCATION DATED SEPTEMBER 25, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on October 26, 2017 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil to decide on the following matters:

•	Authorization of increase in the share capital of the Company by up to one billion Reais, through issue of up to two hundred million new shares.

Proxy votes

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of Paragraph 1 of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by October 24, 2017, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, September 25, 2017.

José Afonso Bicalho Beltrão da Silva

Chair, Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19. MATERIAL ANNOUNCEMENT DATED OCTOBER 2, 2017: LIGHT GROUP DATA ROOM: CEMIG EXTENDS ACCESS PERIOD

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Light Group data room: Cemig extends access period

Complementing information in the Material Announcement published on August 28, 2017, and in accordance with §7 of Article 171 of Law 6404/1976, and CVM Instruction 358/2002, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public as follows:

The ‘Data Room’ providing investors with information on the Light Group will now remain available until the close of October 30, 2017.

This Material Announcement is part of the Company’s commitment to keep the market updated on the progress of its Disinvestment Program, as announced in its Material Announcement of June 1 of this year, updated on July 7.

Belo Horizonte, October 2, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

20. MARKET ANNOUNCEMENT DATED OCTOBER 4, 2017: AGC REDUCES HOLDING IN CEMIG ON TO 16.29%

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

AGC reduces holding in Cemig ON to 16.29%

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with Item 12 of CVM Instruction 358/2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

Cemig has received correspondence from AGC ENERGIA S.A. with the following content:

“ In accordance with the terms of Article 12 of CVM Instruction 358 of January 3, 2002 as amended, AGC ENERGIA S.A., a corporation constituted under the laws of Brazil, with head office at Av. do Contorno 8123, Cidade Jardim, Belo Horizonte, Minas Gerais, registered in the CNPJ/MF under No. 11.221.326/0001-65, herein represented in accordance with its articles of association (‘AGC Energia’), hereby reports that it has reduced its equity interest in the common shares of Companhia Energética de Minas Gerais – CEMIG (‘Cemig’)

– from 84,357,856 common shares, equivalent to 20.05% of the voting stock in Cemig

– to 68,545,756 common shares, equivalent to 16.29% of the voting stock in Cemig,

through sale on a securities exchange of 15,812,100 common shares in Cemig.

The equity interest in Cemig now held by AGC Energia in Cemig is a minority investment which does not involve any change in the composition of the stockholding control of Cemig nor any change in Cemig’s administrative structure.

Please do not hesitate to contact us if you need any further information.”

Belo Horizonte, October 4, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.